SEC [barcode] COMMISSION

06003055

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32682

SEC MAIL PROCESSING SECTION RECEIVED MAR 1 0 2006 WASH. D.C. 185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BNP PARIBAS SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

787 Seventh Avenue
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Clyne (212) 471-6676
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Affirmation

I, Thomas Clyne, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to BNP Paribas Securities Corp. for the year ended December 31, 2005, are true and correct. I further affirm that neither BNP Paribas Securities Corp. nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Thomas Clyne

Thomas Clyne

Chief Financial Officer

Title

Subscribed and sworn to before me on this 9 th day of March, 2006.

ANTOINETTE DE MAYO
Notary Public of New York
No. 01DE6034529
Qualified in Richmond County
Commission Expires Jan. 3, 2010

Notary Public

Antoinette De Mayo

BNP Paribas Securities Corp.

(An indirectly wholly owned subsidiary of BNP PARIBAS)
Statement of Financial Condition
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
BNP Paribas Securities Corp.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of BNP Paribas Securities Corp. (the "Company") at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 9, 2006

BNP Paribas Securities Corp.
(An indirectly wholly owned subsidiary of BNP PARIBAS)
Statement of Financial Condition
December 31, 2005
(in thousands)

Assets		
Cash	$	67,392
Short-term investments pledged		146,159
Cash and securities purchased under agreements to resell segregated under Federal and other regulations		161,346
Securities purchased under agreements to resell		30,946,272
Securities borrowed		38,068,263
Securities owned - at market value (including securities owned, pledged to counterparties of $ 7,467,081)		12,373,965
Securities failed to deliver		137,608
Receivable from brokers, dealers, and clearing organizations		4,880,088
Receivable from customers		58,751
Exchange memberships (market value $20,324)		15,624
Other assets		411,956
Total assets	$	87,267,424
Liabilities and stockholder's equity		
Liabilities		
Overnight loans and overdrafts	$	141
Securities sold under agreements to repurchase		60,100,784
Securities loaned		15,679,852
Securities sold, not yet purchased - at market value		5,825,386
Securities failed to receive		159,575
Payable to brokers, dealers, and clearing organizations		3,761,922
Payable to customers		181,146
Accrued expenses and other liabilities		760,295
Liabilities subordinated to the claims of general creditors		382,000
		86,851,101
Stockholder's Equity		416,323
Total liabilities and stockholder's equity	$	87,267,424

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Nature of Business

BNP Paribas Securities Corp. (the “Company” or "BNPPSC") is a wholly-owned subsidiary of BNP Paribas North America, Inc. (“BNPPNA”), the ultimate parent of which is BNP PARIBAS ("BNPP").

On January 3, 2005, the Company acquired 100% of the outstanding shares of BNP Paribas Brokerage Services, Inc. ("BNPPBS"), an affiliated entity registered as a broker-dealer, from its parent BNPP. BNPPSC simultaneously merged BNPPBS into the Company. BNPPBS' primary activities included the clearing and execution of securities and commodities transactions, primarily for its affiliates, see notes 4 and 15. Also, the Company received approval as a member of the New York Stock Exchange (“NYSE”) effective January 3, 2005. As of that date, the NYSE became the Company’s designated supervisory regulatory organization replacing the National Association of Securities Dealer’s (“NASD”). The purchase price of the transaction was effected at BNPPBS' approximated net book value. The effect of this acquisition and merger combines the proprietary trading, clearance and execution activities of the formerly separate affiliated broker-dealers.

The Company accounted for the transaction as a book value combination (similar to a pooling of interests) as the transfer was among entities under common control. The statement of operations, statement of changes in stockholder’s equity and statement of cash flows are presented as though the transfer of net assets or exchange of equity interest had occurred at the beginning of the period.

The Company is registered as a broker-dealer with the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934. BNPPSC is also registered as a futures commission merchant with the Commodity Futures Trading Commission (“CFTC”), under the Commodity Exchange Act. In addition, the Company is a member of the National Association of Securities Dealers, Inc. (“NASD”), the International Securities Exchange (“ISE”), the Chicago Board of Trade (“CBOT”), the American Stock Exchange (“AMEX”), the Chicago Mercantile Exchange (“CME”), and the Chicago Board Options Exchange (“CBOE”) and the Municipal Securities Rulemaking Board (“MSRB”). The Company engages in proprietary transactions and brokerage activities for its customers - primarily institutions, other broker-dealers, and affiliates. BNPPSC also engages in investment banking activities and provides certain operational services.

2. Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2005. Actual results could differ materially from such estimates included in the financial statements.

Securities Transactions

Securities transactions are recorded on the trade date. Securities owned and securities sold, not yet purchased are recorded at market value. Commodity commissions are recorded on half-turn basis.

(dollars in thousands)

Resale Agreements
Securities purchased under agreements to resell ("reverse repo") and securities sold under agreements to repurchase ("repo") are treated as collateralized financing transactions and are carried at their contracted resale or repurchase amounts plus accrued interest. It is the Company's policy to take possession of securities with a market value equal to or in excess of the principal amount loaned plus accrued interest. The Company has reported certain reverse repos and repos net, in the statement of financial condition. Such transactions were executed under a master netting agreement with the same counterparty and have the same maturity date.

Short-term Investments and Marketable Securities
Short-term investments have maturities of less than one year. This short-term investment consists of a U.S. Treasury obligation with less than ninety days to maturity that is held with one major financial institution. Marketable securities principally consist of money market funds. Short-term investments and marketable securities are recorded on the trade date.

Securities Borrowing and Lending Activities
Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or similar collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed or loaned on a daily basis with additional collateral obtained or refunded, as necessary.

Derivative Instruments
Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over the counter derivative financial instruments, principally forwards, and options, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Exchange Memberships
Exchange memberships are recorded at cost, less any impairment for permanent impairments.

Recent Accounting Development
In January 2003, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation ("FIN") No. 46 "Consolidation of Variable Interest Entities" and subsequently issued a revised version in December 2003 ("FIN 46R"). FIN 46R requires a variable interest entity, as defined, to be consolidated by a company if that company has variable interests that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns or both. Nonpublic entities such as the Company shall apply FIN 46R immediately to all entities created after December 31, 2003 and to all entities by the beginning of the first annual reporting period beginning after December 15, 2004 (January 1, 2005 in the case of the Company). The Company has evaluated the impact of FIN 46R and has determined that there was no material impact as a result of the adoption of this standard on January 1, 2005.

(dollars in thousands)

Foreign Currencies
The Company has certain cash on deposit with banks denominated in foreign currencies and has payables to customers or counterparties also in foreign currencies. These assets and liabilities are translated at exchange closing rates at December 31, 2005.

Securities Received From Customers and Affiliates
Securities received from customers and affiliates in lieu of cash margin are not reflected on the Statement of Financial Condition as the Company does not own such securities and they may only be sold or hypothecated to the extent the Company requires the equivalent funds to meet regulatory or counterparty requirements.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2005, consist of:

Securities owned and unpledged	Owned	Sold
U.S. Government securities and agencies	$ 3,995,178	$ 5,181,833
Corporate debt instruments	40,328	68,549
Equities	122,151	317,197
Options	368,935	257,807
Municipal debt instruments	100,137	-
Other Securities	280,155	-
	$ 4,906,884	$ 5,825,386

Securities owned and pledged	Owned
U.S. Government securities and agencies	$ 5,569,962
Corporate debt instruments	1,485,433
Equities	411,686
	$ 7,467,081

4. Subordinated Liabilities

The Company has seven subordinated loan agreements totaling $382,000 with affiliates at December 31, 2005. These loans have varying maturity dates.

The loans allow for prepayment of all or any part of the obligations at the option of the Company, and upon receipt of prior written approval of the NYSE and the CBOT. All loans bear interest based on the London Interbank Offered Rate (LIBOR) rate, as defined by their lenders. The Company recorded interest expense on subordinated loans in the amount of $12,171 during the year. The average interest rate for the year approximated 3.19%. The Company assumed $45,000 of subordinated borrowings as a result of the purchase of an affiliated entity.

The agreements covering the subordinated borrowings have been approved by the NYSE and are thus available in computing net capital pursuant to Rule 15c3-1 under the Securities Exchange

(dollars in thousands)

Act of 1934 and Regulation 1.17 under the Commodity Exchange Act. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, they may not be repaid. The NYSE subordinated loan agreements have automatic extension with regard to maturity dates. The NYSE requires more than six months advance notification of intent to not extend the maturity of a subordinated loan agreement.

5. Deferred Compensation

Under the terms of a deferred bonus plan sponsored by BNPP, employees of the Company with annual discretionary bonus awards in excess of a certain fixed amount as defined by the BNPP, receive a portion of such excess amount in Cash Incentive Plan ("CIP") Units. The CIP Units are granted on the date of payment of the annual cash bonus ("grant date") and at issuance are equal to 50 Euros per unit. For the year ended December 31, 2005, the grant date is expected to be February 28, 2006. One-third of the CIP Units will vest to the employee at the end of each year of the three-year period following the grant date.

In addition, the Company allows certain employees to defer up to 50% of their total compensation through a voluntary deferred compensation plan.

6. Employee Benefit Plans

Substantially all employees of BNPP and its affiliates in the United States of America, who meet certain age and tenure requirements, are covered under various benefit plans. The plans include a funded noncontributory defined benefit plan, a supplemental executive retirement plan and a defined contribution 401(k) plan. The assets of the pension plan are principally invested in fixed income and equity securities, held by a third-party bank and managed by third party investment advisors.

7. Income Taxes

The results of the Company's operations are included in the consolidated federal and the combined state and local income tax returns of Paribas North America, Inc. ("PNA"), a U.S. holding company whose ultimate parent is BNPP.

The Company records an income tax provision equal to the total current and deferred tax provision / (benefit) which would have been calculated if the Company had filed on a stand-alone basis. The resulting tax payable or benefit receivable is settled with PNA periodically. At December 31, 2005, the Company's net tax payable to PNA of $71,409 was included in accrued expenses in the statement of financial condition. This net payable consists of $65,039 of prior period payables, and $6,370 of current payables. The Company will remit tax payments owed to PNA during 2006.

The difference between the Company's statutory and effective tax rates is due to permanent differences such as non deductible meals and entertainment.

At December 31, 2005, the Company's deferred tax asset of $67,825 is due to differences between tax basis of assets and liabilities and their respective financial-reporting amounts ("temporary differences") arising primarily from differences in the timing of the recognition of expenses for compensation and accrued interest payable to foreign affiliates. The Company has

(dollars in thousands)

not recorded a valuation allowance against the deferred tax asset, as management believes that the benefit related to the deferred tax asset is more likely than not to be realized in the future.

8. Transactions with Related Parties

The Company engages in various transactions with BNPP and its affiliates. These transactions include financing agreements, and operational support.

At December 31, 2005, the Company has two formal unsecured lines of credit with BNPP. Borrowings under the line of credit bear a rate of Federal Funds, as defined by BNPP, plus a nominal interest rate. The maximum borrowing under these arrangements is €1,169,600. At December 31, 2005, the Company had no borrowings under these lines.

The Company has a tax sharing arrangement with PNA (see Note 7).

At December 31, 2005, assets and liabilities with related parties consist of the following:

Securities purchased under agreements to resell	$ 24,652,159
Securities borrowed	3,883,693
Securities failed to deliver	7,418
Receivable from brokers, dealers, and clearing organizations	4,291,935
Other assets	168,978
Securities sold under agreements to repurchase	23,853,781
Securities loaned	11,276,789
Securities failed to receive	45,326
Payable to brokers, dealers, and clearing organizations	3,821,276
Accrued expenses and other liabilities	418,356
Liabilities subordinated to the claims of general creditors	382,000

At December 31, 2005 intercompany transfer pricing receivables were $137,710.

9. Pledged Assets, Commitments and Contingencies

At December 31, 2005, the approximate market values of collateral received which may be sold or repledged by the Company, including the collateral related to amounts netted under FASB interpretation number ("FIN") 41, ("Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements"), were:

Sources of collateral	
Securities purchased under agreements to resell	$ 53,215,062
Securities received in securities borrowed vs. cash transactions and letters of credit	37,509,006
Total	$ 90,724,068

(dollars in thousands)

At December 31, 2005, the approximate market values of the portion of collateral received that were sold or repledged by the Company, including the collateral related to amounts netted under FIN 41, ("Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements"), were:

Uses of collateral	
Securities sold under agreements to repurchase	$ 70,778,500
Securities loaned	15,338,982
Total	$ 86,117,482

The Company, in the normal course of business, has been named as defendant in various legal proceedings. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages or where the cases present novel legal theories or involve a large number of parties, the Company cannot state with confidence what the eventual outcome of the pending matters will be. Based upon its current knowledge after consultation with counsel and after taking into account its current litigation reserves, that the outcome of the legal actions, proceedings and investigations currently pending against it should not have a material adverse effect on the Company's financial statements.

The Company is required to maintain deposits with various clearing organizations and exchanges. At December 31, 2005, the Company has placed securities it owns which have a market value of $121,730 on deposit to satisfy such requirements. The Company has pledged $21,845,300 of securities collateral under tri-party agreements, which cannot be resold or pledged by the counterparty or by the agent holding the security.

In some instances, the Company enters into written equity put options that meet the definition of a guarantee under FASB Interpretation No. 45 ("FIN 45"). FIN 45 does not require disclosure about derivative contracts if such contracts may be settled in cash and the Company has no basis to conclude that it is probable that the counterparties held, at inception, the underlying instruments related to the derivative contracts. As of December 31, 2005 these derivatives represent a total notional amount of $940,000 and a market value of $2,730,000 included in Securities sold, not yet purchased, on the statement of financial condition.

10. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company has elected to compute its net capital using the alternative method, which requires the maintenance of minimum net capital equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. As a registered futures commission merchant, the Company is subject to the Minimum Financial Requirements Rule pursuant to Regulation 1.17 under the Commodity Exchange Act, which requires the maintenance of minimum net capital, as defined, equal to the greater of or 4% of the customer funds plus 8% of house funds required to be segregated pursuant to the Commodity Exchange Act. At December 31, 2005, the Company had net capital of $325,180, which was $309,825 in excess of its required net capital.

(dollars in thousands)

11. Cash and Securities Segregated under Federal and Other Regulations

As a registered broker-dealer, the Company is subject to the Customer Protection Rule (Rule 15c3-3) under the Securities Exchange Act of 1934. The Rule requires the deposit of cash and/or qualified securities, as defined, in a special reserve account for the exclusive benefit of customers. As of December 31, 2005, the Company made a computation related to the Rule and was required to maintain a balance of $79,213 in this account. The Company had qualified securities with a market value of $95,043 segregated in the Reserve account as of December 31, 2005. On January 3, 2006, an additional deposit was made to this account, which brought the total value of U.S. government securities to $104,226.

As of December 31, 2005, the Company made a computation related to the reserve requirement for Proprietary Accounts of Introducing Brokers ("PAIB"). The reserve requirement and amounts held on deposit in the reserve bank account were $8,996, and $ 11,067, respectively.

As a futures commission merchant, the Company is subject to Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act, which requires a futures commission merchant to segregate or secure money, securities, funds and property related to customers' regulated commodity futures accounts in a special bank account for the exclusive benefit of customers. Cash of $128 and marketable securities owned with a market value of $55,108 has been segregated under the Commodity Exchange Act and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts. There were no funds requirements under Regulation 30.7.

12. Credit Risk and Financial Instruments with Off -Balance Sheet Risk

In the normal course of business, the Company executes and settles securities activities with customers, brokers and dealers and affiliates. These securities activities are transacted on either a cash or margin basis. The Company is exposed to risk of loss on these transactions in the event the counterparty or affiliate fails to satisfy its obligations in which case the Company may be required to purchase or sell financial instruments at prevailing market prices.

The Company engages in various securities activities with a diverse group of domestic and foreign counterparties and affiliates. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities activities can be directly impacted by volatile trading markets which may impair their ability to satisfy their obligations to the Company.

In margin transactions, the Company extends credit to its affiliates and customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the affiliates' or customers' accounts. In connection with these activities, the Company executes and clears affiliate and customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet rsk in the event margin requirements are not sufficient to fully cover losses that affiliates and customers may incur. In the event the affiliate or customer fails to satisfy its obligations, The Company may be required to purchase or sell financial instruments at the prevailing market prices to fulfill the affiliates' and customer's obligations. The Company seeks to control the risks associated with its affiliate and customer activities by requiring affiliates and customers to maintain margin

collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires the affiliate or customer to deposit additional collateral or tom reduce positions when necessary.

In connection with these securities activities, the Company enters into reverse repos and repos, primarily in U.S. government securities, in addition to securities borrowing and lending arrangements which may result in significant credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations.

In accordance with industry practice, reverse repos are generally collateralized by securities held by the Company with a market value in excess of the customers' or affiliates obligation under the contract and repos are collateralized by securities deposited by the Company with a market value in excess of the Company's obligation under the contract. Similarly, securities borrowed and loaned agreements are collateralized by deposits and receipts of cash. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

Securities sold (including short puts), but not yet purchased represent obligations of the Company to deliver the specified securities or underlying security at the contracted price, and thereby, create a liability to repurchase them in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's repurchase of such securities may exceed the amount recognized in the Company's statement of financial condition.

The Company's trading activities include the use of futures contracts, options on futures contracts and on equity securities, and foreign currency forwards. These futures and options positions are primarily used to mitigate risk on government and corporate bond trading positions. Such activities involve, to varying degrees, elements of market risk in excess of the amount recorded on the Company's statement of financial condition. The Company's exposure to credit risk associated with counterparty nonperformance on forwards and options is limited to the unrealized gains inherent in such contracts which are recognized in the Company's statement of financial condition.

13. Fair Value Disclosures

Due to the nature of its operations, substantially all of the Company's assets are comprised of reverse repos, securities borrowed, securities failed to deliver, receivables from customers, brokers, dealers, and clearing organizations and securities owned. The reverse repos, securities borrowed and securities failed to deliver are short-term in nature and the carrying amounts are a reasonable estimate of fair value. The carrying amounts of the receivables are a reasonable estimate of fair value. Securities owned are carried at fair value based primarily on quoted market prices.

Similarly, substantially all of the Company's liabilities arise from repos, securities loaned, securities failed to receive, payables to customers, brokers, dealers, and clearing organizations and securities sold, not yet purchased. The repos, securities loaned and securities failed to receive are short-term in nature and the carrying amounts are a reasonable estimate of fair value. The

carrying amounts of the payables are a reasonable estimate of fair value. Securities sold, not yet purchased are carried at fair value based primarily on quoted market prices.

Due to the short-term nature of the subordinated loan agreements and the variable rate of interest charged, the carrying value approximates the estimated fair value.

The Company has an overnight unsecured borrowing at nominal rates of interest with a third party lender.

14. Guarantor Agreements

The Company is contingently liable under letters of credit issued to counterparties lending securities to the Company. At December 31, 2005, the total letters of credit issued and utilized are $180,000 and $126,960, respectively.

15. Acquisition of Affiliated Entity

As described in Note 1, the Company purchased an affiliated entity, BNP Paribas Brokerage Services, Inc. and accounted for this transaction as a book value combination, as the acquisition was amongst entities under common control of a parent organization. The December 31, 2004, balance sheet of BNP Paribas Brokerage Services, Inc., was acquired by the Company for $23,297 which approximates the net book value of this entity as follows:

(dollars in thousands)

Assets		
Cash	$	27,673
Short-tem investments pledged		246,888
Cash, Cash equivalents and securities purchased under agreements to resell segregated under Federal and other regulations		246,851
Securities borrowed		2,197,655
Securities owned - at market value		24,598
Receivable from brokers, dealers, and clearing organizations		523,484
Receivable from customers		26,347
Exchange memberships (market value $5,325)		4,912
Other assets		5,026
Total assets purchased	$	3,303,434
Liabilities and stockholder's equity		
Overnight loans and overdrafts	$	414,689
Securities loaned		2,107,355
Payable to brokers, dealers, and clearing organizations		482,919
Payable to customers		211,278
Accrued expenses and other liabilities		18,896
Liabilities subordinated to the claims of general creditors		45,000
Total liabilities assumed	$	3,280,137
Stockholder's Equity		23,297
Total liabilities and stockholder's equity	$	3,303,434